Exhibit 99.3

Interim Management Discussion and Analysis
For the three months ended March 31, 2019
Dated April 30, 2019

TABLE OF CONTENTS
Corporate Overview	1	Cash Flow Summary	9
Performance Overview	2	Contractual Obligations	10
Business Unit Performance	3	Capital Structure and Credit Ratings	11
ITC	3	Capital Expenditure Plan	11
UNS Energy	3	Business Risk Management	12
Central Hudson	4	Off-Balance Sheet Arrangements	12
FortisBC Energy	4	Financial Instruments	12
FortisAlberta	5	Related-Party and Inter-Company Transactions	13
FortisBC Electric	5	Summary of Quarterly Results	13
Other Electric	6	Critical Accounting Estimates	14
Energy Infrastructure	6	Accounting Policy Changes	14
Corporate and Other	6	Future Accounting Pronouncements	15
Non-US GAAP Financial Measures	7	Outlook	15
Regulatory Developments	7	Forward-Looking Information	15
Consolidated Financial Position	8	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1
Liquidity and Capital Resources	8
Cash Flow Requirements	8

This Fortis Inc. ("Fortis" or the "Corporation") Management Discussion and Analysis ("MD&A") has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2019 ("Interim Financial Statements") and the audited consolidated financial statements and notes thereto and MD&A for the year ended December 31, 2018. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated in this MD&A by reference.

Financial information herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following Canadian-to-US dollar exchange rates: (i) average of 1.33 and 1.26 for the quarters ended March 31, 2019 and 2018, respectively; (ii) 1.33 and 1.29 as at March 31, 2019 and 2018, respectively; and (iii) 1.36 as at December 31, 2018.

CORPORATE OVERVIEW

Fortis is a leader in the North American regulated electric and gas utility industry, with 2018 revenue of $8.4 billion and total assets of approximately $53 billion as at March 31, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries. Fortis shares are listed on the Toronto and New York Stock Exchanges under the symbol FTS.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "Corporate Overview" and "Corporate Strategy" sections of the Corporation's 2018 annual MD&A and Note 1 to the Interim Financial Statements.

MANAGEMENT DISCUSSION AND ANALYSIS	1	March 31, 2019

PERFORMANCE OVERVIEW

Key Financial Metrics	Quarter Ended March 31
($ millions, except as indicated)	2019	2018	Variance
Revenue	2,436	2,197	239
Net Earnings Attributable to Common Equity Shareholders
Actual	311	323	(12)
Adjusted (1)	316	297	19
Earnings per Common Share ($)
Basic	0.72	0.77	(0.05)
Diluted	0.72	0.76	(0.04)
Adjusted (1)	0.74	0.70	0.04
Dividends Paid per Common Share ($)	0.450	0.425	0.025
Weighted Average Number of Common Shares Outstanding (# millions)	429.5	422.0	7.5
Cash Flow from Operating Activities	541	589	(48)
Capital Expenditures	740	685	55
(1) See "Non-US GAAP Financial Measures" on page 7.

Revenue
The $239 million increase in revenue was due primarily to: (i) increased electricity and gas sales at UNS Energy; (ii) favourable foreign exchange of $58 million; (iii) the flow through in customer rates of higher overall purchased commodity costs; and (iv) rate base growth at the regulated utilities, led by ITC.

Earnings
The $12 million decrease in net earnings attributable to common equity shareholders ("Common Equity Earnings") was due primarily to a one-time $30 million favourable remeasurement of the Corporation's deferred income tax liabilities in the first quarter of 2018 as a result of an election to file a consolidated state income tax return, which offsets earnings growth in the first quarter of 2019. Earnings growth in 2019 was driven by strong performance at the regulated utilities due primarily to rate base growth, increased earnings at Central Hudson associated with its rate order effective July 1, 2018, higher electricity and gas sales at UNS Energy due largely to weather, and favourable foreign exchange of $9 million. Growth was tempered by lower earnings contribution from the Energy Infrastructure segment due to lower realized margins and higher unrealized losses on the mark-to-market accounting of natural gas derivatives at the Aitken Creek natural gas storage facility ("Aitken Creek"), along with lower hydroelectric production in Belize, and a lower rate of return on common equity ("ROE") incentive adder at ITC.

These results together with an increase in the weighted average number of common shares outstanding, associated with the Corporation's dividend reinvestment and share purchase plans, resulted in a $0.05 decrease in basic earnings per common share ("EPS").

Adjusted Common Equity Earnings and adjusted basic EPS, which exclude the noted one-time remeasurement of deferred income tax liabilities and the mark-to-market accounting of derivatives at Aitken Creek, increased by $19 million and $0.04, respectively.

Dividends
Dividends paid per common share in the first quarter of 2019 were $0.45, up 6% from the first quarter of 2018. The Corporation's targeted average annual dividend per common share growth of approximately 6% through 2023, announced in October 2018, remains on track.

Fortis has increased its common share dividend for 45 consecutive years.

Cash Flow from Operating Activities
The $48 million decrease in cash flow from operating activities reflects temporary timing differences in long-term regulatory deferrals and working capital, partially offset by a $79 million increase in cash earnings.

MANAGEMENT DISCUSSION AND ANALYSIS	2	March 31, 2019

Capital Expenditures
Capital expenditures were $740 million for the first three months of 2019, up $55 million over the same period last year and in line with the Corporation's $3.7 billion capital expenditure plan for 2019.

The Corporation's five-year capital plan for 2019 through 2023 is targeted at $17.3 billion, or nearly $3.5 billion per year, and up $2.8 billion over the previous five-year capital plan. Regulated investments in grid modernization, the delivery of cleaner energy and natural gas infrastructure are driving growth.

BUSINESS UNIT PERFORMANCE

Segmented Common Equity Earnings	Quarter Ended March 31
			Variance
($ millions)	2019	2018	FX (1)	Other
Regulated Utilities
ITC	92	86	5	1
UNS Energy	55	50	3	2
Central Hudson	32	21	1	10
FortisBC Energy	100	98	—	2
FortisAlberta	27	27	—	—
FortisBC Electric	16	16	—	—
Other Electric	23	18	—	5
Non-Regulated
Energy Infrastructure	8	18	—	(10)
Corporate and Other	(42)	(11)	—	(31)
Common Equity Earnings	311	323	9	(21)

(1)	FX means foreign exchange.

ITC

Financial Highlights (1)	Quarter Ended March 31
			Variance
($ millions)	2019	2018	FX	Other
Revenue	408	354	18	36
Earnings	92	86	5	1

(1)
Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflects consolidated purchase price accounting adjustments. The reporting currency of ITC is the US dollar.

Revenue and Earnings
The increase in revenue and earnings, net of foreign exchange, was due primarily to growth in rate base, partially offset by a regulator-ordered reduction to the ROE independence incentive adder and the timing of operating expenses. Revenue was also impacted by higher expenses recovered in customer rates.

UNS ENERGY

Financial Highlights (1)	Quarter Ended March 31
			Variance
	2019	2018	FX	Other
Electricity sales (GWh) (2)	4,429	3,325	—	1,104
Gas volumes (PJ) (2)	7	5	—	2
Revenue ($ millions)	543	444	22	77
Earnings ($ millions)	55	50	3	2

(1)	Includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc. The reporting currency of UNS Energy is the US dollar.

(2)	GWh means gigawatts hours and PJ means petajoules.

MANAGEMENT DISCUSSION AND ANALYSIS	3	March 31, 2019

Electricity Sales and Gas Volumes
Increased electricity sales were due primarily to higher short-term wholesale sales reflecting an increase in system capacity related to Gila River generating station Unit 2. Electricity sales and gas volumes both increased due to heating load as a result of colder temperatures.

Revenue from short-term wholesale sales is primarily returned to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to higher energy sales and increased wholesale prices.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to higher energy sales, partially offset by an increase in maintenance expense related to planned outages during the quarter.

CENTRAL HUDSON

Financial Highlights (1)	Quarter Ended March 31
			Variance
	2019	2018	FX	Other
Electricity sales (GWh)	1,289	1,295	—	(6)
Gas volumes (PJ)	10	9	—	1
Revenue ($ millions)	277	275	14	(12)
Earnings ($ millions)	32	21	1	10

(1)	The reporting currency of Central Hudson is the US dollar.

Electricity Sales and Gas Volumes
The decrease in electricity sales was due primarily to lower average consumption as a result of warmer temperatures decreasing heating load. Gas volumes were comparable to 2018.

Changes in electricity sales and gas volumes at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The decrease in revenue, net of foreign exchange, was due primarily to a lower commodity cost recovered from customers and lower electricity sales. The decrease was partially offset by an increase in electricity and gas delivery rates effective July 1, 2018 reflecting a return on increased rate base assets as well as the recovery of higher operating and finance expenses. The increase in delivery rates also reflects a rate design change that provides more revenue in higher gas consumption periods.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to the increase in delivery rates in 2019, which also reflects a change in the timing of earnings, and higher storm restoration costs in the first quarter of 2018.

FORTISBC ENERGY

Financial Highlights	Quarter Ended March 31
	2019	2018	Variance
Gas volumes (PJ)	83	80	3
Revenue ($ millions)	485	429	56
Earnings ($ millions)	100	98	2

Gas Volumes
The increase in gas volumes was due primarily to higher average consumption as a result of colder temperatures increasing heating load.

MANAGEMENT DISCUSSION AND ANALYSIS	4	March 31, 2019

Revenue
The increase in revenue was due primarily to a higher cost of natural gas recovered from customers along with the recovery of gas storage and transportation costs related to a third-party pipeline incident that occurred in the fourth quarter of 2018.

Earnings
The increase in earnings was due primarily to rate base growth, partially offset by timing differences in operating and maintenance expenses.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA

Financial Highlights	Quarter Ended March 31
	2019	2018	Variance
Energy deliveries (GWh)	4,642	4,603	39
Revenue ($ millions)	145	141	4
Earnings ($ millions)	27	27	—

Energy Deliveries
The increase in energy deliveries was due primarily to higher average commercial consumption as a result of colder temperatures increasing heating load, and customer additions.

Revenue
The increase in revenue was primarily due to rate base growth and increased energy deliveries.

Earnings
Earnings were comparable with the first quarter of 2018, with the revenue increase offset by the timing of operating expenses.

FORTISBC ELECTRIC

Financial Highlights	Quarter Ended March 31
	2019	2018	Variance
Electricity sales (GWh)	949	920	29
Revenue ($ millions)	119	112	7
Earnings ($ millions)	16	16	—

Electricity Sales
The increase in electricity sales was due primarily to higher average consumption as a result of colder temperatures increasing heating load.

Revenue
The increase in revenue was due primarily to higher electricity sales and higher surplus power sales.

Earnings
Earnings were comparable with the first quarter of 2018, with the revenue increase offset by the timing of operating expenses.

Variances from forecasts for electricity revenue and energy supply costs used to set rates are returned to customers in future rates through regulatory deferral mechanisms and, therefore, do not impact earnings.

MANAGEMENT DISCUSSION AND ANALYSIS	5	March 31, 2019

OTHER ELECTRIC

Financial Highlights (1)	Quarter Ended March 31
			Variance
	2019	2018	FX	Other
Electricity sales (GWh)	2,983	2,929	—	54
Revenue ($ millions)	426	397	4	25
Earnings ($ millions)	23	18	—	5

(1)
Comprised of Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL"). The reporting currency of Caribbean Utilities and FortisTCI is the US dollar. The reporting currency of BEL is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00.

Electricity Sales
The increase in electricity sales was due primarily to overall higher average consumption and customer additions.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to higher energy supply costs flowed through to customers and higher electricity sales.

Earnings
The increase in earnings was due primarily to higher electricity sales.

ENERGY INFRASTRUCTURE

Financial Highlights (1)	Quarter Ended March 31
	2019	2018	Variance
Energy sales (GWh)	50	89	(39)
Revenue ($ millions)	36	48	(12)
Earnings ($ millions)	8	18	(10)

(1)	Primarily comprised of long-term contracted generation assets in British Columbia ("BC") and Belize, and Aitken Creek in BC.

Energy Sales
The decrease in energy sales reflects lower hydroelectric production in Belize due to lower rainfall levels.

Revenue and Earnings
The decrease in revenue and earnings was due primarily to lower hydroelectric production in Belize and lower realized margins at Aitken Creek. Revenue and earnings also reflect the unfavourable impact of the mark-to-market accounting of natural gas derivatives at Aitken Creek, with unrealized losses of $5 million during the first quarter of 2019 compared to unrealized losses of $4 million during the same period in 2018.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant from period to period.

CORPORATE AND OTHER

Financial Highlights (1)	Quarter Ended March 31
($ millions)	2019	2018	Variance
Net expenses	(42)	(11)	(31)

(1)	Includes Fortis net corporate expenses and non-regulated holding company expenses

MANAGEMENT DISCUSSION AND ANALYSIS	6	March 31, 2019

The increase in net expenses was primarily driven by lower income tax recovery due to a one-time $30 million favourable remeasurement of the Corporation's deferred income tax liabilities recognized during 2018 resulting from an election to file a consolidated state income tax return.

NON-US GAAP FINANCIAL MEASURES

Fortis calculates adjusted Common Equity Earnings as Common Equity Earnings plus or minus items that management excludes in its key decision-making processes and evaluation of operating results. Adjusted basic EPS is calculated by dividing adjusted Common Equity Earnings by the weighted average number of common shares outstanding.

These financial measures do not have a standardized meaning prescribed by US GAAP and may not be comparable with similar measures of other entities. The most directly comparable US GAAP measures are net earnings attributable to common equity shareholders (i.e. Common Equity Earnings) and basic EPS.

Non-US GAAP Reconciliation	Quarter Ended March 31
($ millions, except as indicated)	2019	2018	Variance
Common Equity Earnings	311	323	(12)
Adjusting Items
Unrealized loss on mark-to-market of derivatives (1)	5	4	1
Consolidated state income tax election (2)	—	(30)	30
Adjusted Common Equity Earnings	316	297	19
Adjusted Basic EPS ($)	0.74	0.70	0.04

(1)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment

(2)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

REGULATORY DEVELOPMENTS

ITC
In March 2019 the Federal Energy Regulatory Commission ("FERC") issued a notice of inquiry seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC.

In March 2019 FERC issued a second notice of inquiry seeking comments on whether and how policies concerning the determination of the base ROE for electric utilities should be modified. The outcome may impact ITC’s future base ROE.

Refer to the "Regulatory Highlights" section of the 2018 annual MD&A for further information on ITC’s incentive adders and ROE complaints.

UNS Energy
In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million effective May 1, 2020 with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. A decision is expected in 2020.

FortisBC Energy and FortisBC Electric
In March 2019 FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024. A decision is expected in 2020.

MANAGEMENT DISCUSSION AND ANALYSIS	7	March 31, 2019

FortisAlberta
In December 2018 the Alberta Utilities Commission ("AUC") initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years.

CONSOLIDATED FINANCIAL POSITION

Significant Changes between March 31, 2019 and December 31, 2018
	(Decrease)/Increase
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Goodwill	(233)	1	The other increase was not significant.
Short-term borrowings	(1)	110	Due primarily to the issuance of commercial paper at ITC.
Long-term debt (including current portion)	(350)	113	Due primarily to higher borrowings under committed credit facilities at FortisBC Energy.

Outstanding Share Data
As at April 30, 2019, the Corporation had issued and outstanding 430.9 million common shares; and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.0 million Series H; 3.0 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's First Preference Shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at April 30, 2019, an additional 4.2 million common shares would be issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS

At the subsidiary level, it is expected that operating expenses and interest costs will be paid from subsidiary operating cash flows, with varying levels of residual cash flows available for subsidiary capital expenditures and/or dividend payments to Fortis. Borrowings under credit facilities may be required from time to time to support seasonal working capital requirements. Cash required for subsidiary capital expenditure programs is also expected to be financed from a combination of borrowings under credit facilities, long-term debt offerings and equity injections from Fortis.

Cash required of Fortis to support subsidiary capital expenditure programs is expected to be derived from a combination of borrowings under the Corporation's committed credit facility, proceeds from the dividend reinvestment plan and proceeds from the issuance of common shares, preference shares and long-term debt. Depending on the timing of subsidiary dividend receipts, borrowings under the Corporation's committed credit facility may be required periodically to support debt servicing and payment of dividends.

MANAGEMENT DISCUSSION AND ANALYSIS	8	March 31, 2019

Credit Facilities			As at
	Regulated Utilities	Corporate and Other	March 31, 2019	December 31, 2018
($ millions)
Total credit facilities	3,836	1,381	5,217	5,165
Credit facilities utilized:
Short-term borrowings	(169)	—	(169)	(60)
Long-term debt (including current portion)	(851)	(244)	(1,095)	(1,066)
Letters of credit outstanding	(65)	(53)	(118)	(119)
Credit facilities unutilized	2,751	1,084	3,835	3,920

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis. These include restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends based on management's intent to maintain the subsidiaries' regulator-approved capital structures. The Corporation does not expect that maintaining the targeted capital structures of its regulated subsidiaries will have an impact on its ability to pay dividends in the foreseeable future.

In December 2018 Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.5 billion.

In December 2018 Fortis re-established its at-the-market common equity program that allows the issuance of up to $500 million of common shares from treasury to the public at the Corporation's discretion, effective until January 2021.

As at March 31, 2019, consolidated fixed-term debt maturities and repayments are expected to average approximately $983 million annually over the next five years. The combination of available credit facilities and manageable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2019 and are expected to remain compliant throughout 2019.

CASH FLOW SUMMARY

Summary of Consolidated Cash Flows	Quarter Ended March 31
($ millions)	2019	2018	Variance
Cash, beginning of period	332	327	5
Cash provided by (used in):
Operating activities	541	589	(48)
Investing activities	(732)	(678)	(54)
Financing activities	94	89	5
Foreign exchange	(8)	6	(14)
Change in cash associated with assets held for sale	6	—	6
Cash, end of period	233	333	(100)

Operating Activities
See "Performance Overview - Cash Flow from Operating Activities" on page 2.

Investing Activities
The consolidated capital expenditure plan for 2019 is estimated to be $3.7 billion, up approximately 16% from $3.2 billion last year. The increase in cash used in investing activities reflects the higher planned spending level for 2019.

MANAGEMENT DISCUSSION AND ANALYSIS	9	March 31, 2019

Financing Activities
Borrowings under credit facilities by the regulated utilities are primarily in support of their capital expenditure plans and/or for working capital requirements. Repayments are primarily financed through the issuance of long-term debt, cash from operations and/or equity injections from Fortis. Periodically, proceeds from share and long-term debt offerings are used to repay borrowings under the Corporation's committed credit facility. Changes in these drivers along with scheduled debt maturities cause cash flows related to financing activities to fluctuate accordingly from period to period.

Debt Financing

Long-Term Debt Issuances Quarter Ended March 31, 2019	Month	Interest Rate				Use of
($ millions, except %)	Issued	(%)	Maturity	Amount		Proceeds
ITC - Secured Notes	January	4.55	2049	US	50	(1)(2)(3)
FortisTCI - Unsecured non-revolving term loan (4)	February	(5)	2025	US	5	(2)(3)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement of US$10 million has been withdrawn.

(5)	Floating rate of a one-month LIBOR plus a spread of 1.75%

Common Equity Financing

Common Equity Issuances and Dividends Paid	Quarter Ended March 31
($ millions, except as indicated)	2019	2018	Variance
Common shares issued (1) (# millions)	2.4	1.9	0.5

Total common shares issued	108	77	31
Non-cash issuances	(76)	(62)	(14)
Cash proceeds from common shares issued	32	15	17

Dividends paid per common share ($)	0.450	0.425	0.025

Total dividends paid	(193)	(179)	(14)
Non-cash dividend reinvestment plan	75	63	12
Cash dividends paid	(118)	(116)	(2)

(1)	Related to the Corporation's dividend reinvestment and share purchase plans

On February 14, 2019, Fortis declared a dividend of $0.45 per common share payable on June 1, 2019. The payment of dividends is at the discretion of the Board of Directors and depends on the Corporation's financial condition and other factors.

On April 16, 2019, the Corporation completed the sale of its 51% interest in Waneta Expansion Hydroelectric Project for approximately $1 billion. Fortis estimates a net after-tax gain on sale of approximately $450 million. A portion of the net proceeds were used to repay short-term borrowings and repurchase US$400 million of the Corporation's 3.055% unsecured senior notes due in 2026.

CONTRACTUAL OBLIGATIONS

There were no material changes to the contractual obligations disclosed in the Corporation's 2018 annual MD&A, except issuances of long-term debt and credit facility utilization described above and other items as follows.

In the first quarter of 2019, FortisBC Energy entered into two separate agreements to purchase pipeline capacity on the Westcoast Pipeline over a 42-year term, beginning in the fourth quarter of 2020, increasing gas purchase obligations by a total of approximately $338 million.

MANAGEMENT DISCUSSION AND ANALYSIS	10	March 31, 2019

In March 2019 UNS Energy entered into an agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, which is expected to be completed by December 2020. UNS Energy expects to make payments under the agreement of US$259 million in 2019 and US$111 million in 2020, contingent upon certain performance obligations.

CAPITAL STRUCTURE AND CREDIT RATINGS

Fortis requires ongoing access to capital to enable its utilities to fund infrastructure maintenance, modernization and expansion. The Corporation, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	As at
	March 31,	December 31,
(%)	2019	2018
Debt (1)	56.9	57.0
Preference shares	3.8	3.8
Common shareholders' equity and minority interest	39.3	39.2
	100.0	100.0

(1)	Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash

The Corporation's credit ratings reflect its low-risk profile, diversity of operations, stand-alone nature and financial separation of each regulated subsidiary, and level of holding company debt.

Credit Ratings
As at March 31, 2019	Rating	Type	Outlook
S&P	A-	Corporate	Negative
	BBB+	Unsecured debt
DBRS	BBB (high)	Corporate	Stable
	BBB (high)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In March 2019 S&P affirmed the Corporation’s credit rating and outlook, which reflects a modest temporary weakening of financial measures as a result of U.S. tax reform reducing cash flow at the Corporation's U.S. regulated utilities.

CAPITAL EXPENDITURE PLAN

Planned capital expenditures are based on detailed forecasts of energy demand, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

There have been no material changes to the overall expected level, nature and timing of the Corporation's consolidated capital plan from that disclosed in the 2018 annual MD&A, except as described below for the Oso Grande Wind Project (also referred to as the New Mexico Wind Project) at UNS Energy.

2019 Capital Plan
The $3.7 billion 2019 capital plan is on track with $0.7 billion spent year to date.

MANAGEMENT DISCUSSION AND ANALYSIS	11	March 31, 2019

Consolidated Capital Expenditures (1)
Quarter Ended March 31, 2019
($ millions)
	Regulated							Total
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Utilities	Regulated (2)	Total
Total	236	167	64	70	107	25	56	725	15	740

(1)	Excludes the non-cash equity component of the allowance for funds used during construction

(2)	Includes Energy Infrastructure and Corporate and Other segments

Five-Year Capital Plan
The five-year capital plan for 2019 through 2023 is targeted at $17.3 billion, or approximately $3.5 billion per year. The low-risk, highly executable plan contains only a small number of major projects and focuses on the regulated utilities.

The plan is expected to be funded primarily with cash from operations, utility debt and common equity from the Corporation's dividend reinvestment plan. The Corporation's at-the-market common equity program is also available to provide further financing flexibility.

Major Capital Projects Updates
Oso Grande Wind Project
This wind farm will complement UNS Energy's solar generation portfolio. UNS Energy's share will be 247 megawatt ("MW"), under a build-transfer asset contract, up from 150 MW disclosed in the 2018 annual MD&A. Construction is expected to commence in 2019, with completion expected by the end of 2020. The capital cost of the project for UNS Energy is estimated at $474 million (US$370 million), up from approximately $280 million (US$217 million) disclosed in the 2018 annual MD&A.

Wataynikaneyap Transmission Power Project
This project will connect 17 remote First Nations communities in Northwestern Ontario to the main electricity grid through construction of 1,800 kilometres of transmission lines. Fortis maintains a 39% equity investment in the Wataynikanayap Power Limited Partnership. The initial phase of the project to connect the Pikangikum First Nation to Ontario's power grid was fully funded by the Canadian government and was completed in late 2018.

In April 2019 the Ontario Energy Board approved the leave-to-construct application. The project's next significant milestones include environmental assessment approvals, selection of engineering, procurement and construction contracts, and the finalization of financing. The estimated total capital cost for the project is approximately $1.6 billion, with the next two phases of the project targeted for completion by the end of 2020 and 2023, respectively.

BUSINESS RISK MANAGEMENT

The Corporation’s business risks are generally consistent with those disclosed in its 2018 annual MD&A. See "Regulatory Developments" on page 7 and "Capital Structure and Credit Ratings" on page 11 for requisite updates.

OFF-BALANCE SHEET ARRANGEMENTS

There were no significant changes to off-balance sheet arrangements from that disclosed in the 2018 annual MD&A.

FINANCIAL INSTRUMENTS

Derivatives
The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

MANAGEMENT DISCUSSION AND ANALYSIS	12	March 31, 2019

The were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2018 annual MD&A. Additional details are provided in Note 15 to the Interim Financial Statements.

Financial Instruments Not Carried At Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at March 31, 2019, the carrying value of long-term debt, including current portion, was $23,989 million (December 31, 2018 - $24,231 million) compared to an estimated fair value of $25,822 million (December 31, 2018 - $25,110 million). These fair values were calculated in the manner described in the Corporation's 2018 annual MD&A and in Note 15 to the Interim Financial Statements.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the quarters ended March 31, 2019 and 2018. Additional details are provided in Note 5 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS

		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter Ended	($ millions)	($ millions)	($)	($)
March 31, 2019	2,436	311	0.72	0.72
December 31, 2018	2,206	261	0.61	0.61
September 30, 2018	2,040	276	0.65	0.65
June 30, 2018	1,947	240	0.57	0.57
March 31, 2018	2,197	323	0.77	0.76
December 31, 2017	2,111	134	0.32	0.31
September 30, 2017	1,901	278	0.66	0.66
June 30, 2017	2,015	257	0.62	0.62

These quarterly results reflect organic growth, growth from acquisitions net of transaction costs, the timing and recognition of regulatory decisions, and seasonality associated with electricity and gas demand. Revenue is also affected by the cost of fuel, purchased power and natural gas that is flowed through to customers without markup. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

March 2019/March 2018: Common Equity Earnings were $311 million, or $0.72 per common share, for the first quarter of 2019 compared to $323 million or $0.77 per common share, for the first quarter of 2018. See "Performance Overview" on page 2.

December 2018/December 2017: Common Equity Earnings were $261 million, or $0.61 per common share, for the fourth quarter of 2018 compared to $134 million, or $0.32 per common share, for the fourth quarter of 2017. The increase in earnings was due primarily to: (i) a $146 million increase in 2017 income tax expense associated with deferred tax remeasurements under U.S. tax reform; and (ii) a $14 million decrease in 2018 income tax expense associated with deferred tax remeasurements related to assets held for sale, partially offset by; (iii) a $21 million unrealized foreign exchange gain on a US-dollar denominated affiliate loan in 2017.

MANAGEMENT DISCUSSION AND ANALYSIS	13	March 31, 2019

September 2018/September 2017: Common Equity Earnings were $276 million, or $0.65 per common share, for the third quarter of 2018 compared to $278 million, or $0.66 per common share, for the third quarter of 2017. The decrease in earnings was due primarily to: (i) the receipt of a break fee associated with the termination of the Waneta Dam purchase agreement recognized in the third quarter of 2017; and (ii) lower earnings from Aitken Creek related to unrealized net losses on the mark-to-market of natural gas derivatives quarter over quarter. These were partially offset by: (i) rate base growth driven by ITC; (ii) higher electricity sales at UNS Energy; (iii) stronger overall performance at the Canadian and Caribbean utilities, tempered by higher operating and interest expenses at FortisBC Energy; and (iv) favourable foreign exchange of $10 million.

June 2018/June 2017: Common Equity Earnings were $240 million, or $0.57 per common share, for the second quarter of 2018 compared to $257 million, or $0.62 per common share, for the second quarter of 2017. The decrease in earnings was due primarily to: (i) lower earnings from Aitken Creek related to unrealized net losses on the mark-to-market of natural gas derivatives quarter over quarter; (ii) the impact of U.S. tax reform; (iii) unfavourable foreign exchange of $7 million; and (iv) the favourable 2017 settlement at UNS Energy of matters pertaining to FERC-ordered transmission refunds. These were partially offset by the 2018 settlement of FortisTCI's business interruption insurance claim related to the impact of Hurricane Irma, and growth in rate base.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2018 annual MD&A.

ACCOUNTING POLICY CHANGES

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures. Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows. Refer to Note 9 to the Interim Financial Statements for more detail.

Hedging
Effective January 1, 2019 the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the Interim Financial Statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted elements of ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, that are allowed to be early adopted. This ASU improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The partial adoption of this update removed the following disclosures: (a) the amount of, and reasons for, transfers between level 2 and level 3 of the fair value hierarchy; (b) the policy for timing of transfers between levels; and (c) the valuation processes for level 3 fair value measurements.

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FUTURE ACCOUNTING PRONOUNCEMENTS

Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Adoption is not expected to have a material impact on the consolidated financial statements and related disclosures.

Pensions and Other Post-Retirement Plan Disclosures
ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, issued in August 2018, is effective for Fortis January 1, 2021 and is to be applied on a retrospective basis for all periods presented. Principally, it modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removes the following disclosures: (a) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; (b) the amount and timing of plan assets expected to be returned to the employer; and (c) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits.

OUTLOOK

Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $17.3 billion five-year capital plan is expected to increase rate base from $26.1 billion in 2018 to $32 billion in 2021 and $35.5 billion in 2023, translating into three- and five-year compound average growth rates of 7.1% and 6.3%, respectively. The five-year capital plan addresses system capacity and improves safety and reliability for the benefit of customers through investments that enhance resiliency and improve the performance of the electricity grid. The plan also addresses natural gas system capacity and gas line network integrity, increases cybersecurity protection and will enable the grid to deliver cleaner energy.

Fortis expects long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2023. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information and statements in the MD&A within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information", which reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities.

Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2023; forecast capital expenditures for the period 2019 through 2023 and potential funding sources for the capital plan; expected timing of filing of regulatory applications and outcome of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital expenditure plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2019; the nature, timing, benefits, funding sources and expected costs of certain capital projects including the Oso Grande Wind Project and the Wataynikaneyap Transmission Power Project; the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation's consolidated financial statements; forecast rate

MANAGEMENT DISCUSSION AND ANALYSIS	15	March 31, 2019

base for the period 2019 through 2023; and the expectation that capital investment will support growth in earnings and dividends.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable regulatory decisions and regulatory stability; no material capital project and financing cost overruns; no significant decline in capital spending or significant project delays; sufficient human resources to deliver service and execute the capital expenditure plan; the Board of Directors exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risk Management" in the 2018 annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission.

All forward-looking information herein is given as of April 30, 2019. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

MANAGEMENT DISCUSSION AND ANALYSIS	16	March 31, 2019